UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13-d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ostex International, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

68859Q 10 1

(CUSIP Number)

Ron Zwanziger
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453
(781) 647-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes included hereto).

(continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 68859Q 10 1	13D/A	Page 2 of 6 Pages

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the disclosures contained in Items 3, 4 and 7 of the Schedule 13D, dated September 6, 2002, filed by Inverness Medical Innovations, Inc. regarding its beneficial ownership of shares of common stock, par value $.01 per share, of Ostex International, Inc. (the "Original Filing") to read as set forth below.  Unless specifically amended hereby, the disclosure set forth in the Original Filing remains unchanged.  Unless the context requires otherwise, capitalized terms used but not expressly defined herein have the meaning ascribed thereto in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration

On September 6, 2002, Inverness, the Company and each of Thomas A. Bologna, in his individual capacity and as trustee of the Jaclyn Marie Bologna Trust, Thomas J. Cable, Elisabeth L. Evans, M.D., David R. Eyre, Ph.D., Uropa Investments, Frederic J. Feldman, Ph.D., John H. Trimmer and CH Partners IV Limited Partnership (collectively, the "Shareholders") entered into a Voting Agreement (the "Original Voting Agreement"), and Inverness and the Company entered into a Stock Option Agreement (the "Original Option Agreement"), as an inducement for Inverness to enter into the Original Merger Agreement discussed in Item 4 and in consideration thereof.  On February 18, 2003, Inverness, the Company and each of the Shareholders entered into a letter agreement amending the Original Voting Agreement (the "Voting Agreement Amendment", and the Original Voting Agreement, as amended by the Voting Agreement Amendment, is hereinafter referred to as the "Voting Agreement") as an inducement for Inverness to enter into the Merger Agreement Amendment discussed in Item 4 and in consideration thereof.  The Merger Agreement Amendment also amended the terms of the Original Option Agreement (the Original Option Agreement, as amended by the Merger Agreement Amendment, is hereinafter referred to as the "Option Agreement").  Inverness has not paid additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Voting Agreement and the Option Agreement.  Also, Inverness has not specifically reserved any funds to be used to exercise the option granted under the Option Agreement if such option becomes exercisable.

The information set forth in Item 4 of this statement is hereby incorporated by reference.
Item 4.	Purpose of Transaction

(a) - (b)   On September 6, 2002, the Company and Inverness entered into an Agreement and Plan of Merger (the "Original Merger Agreement").  On February 18, 2003, the Company and Inverness entered into an Amendment to Agreement and Plan of Merger (the "Merger Agreement Amendment," and the Original Merger Agreement, as amended by the Merger Agreement Amendment, is hereinafter referred to as the "Merger Agreement").  Pursuant to the Merger Agreement, Geras Acquisition Corp., a wholly-owned subsidiary of Inverness ("Merger Sub"), will be merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger").  As a result of the Merger, the Company will become a wholly-owned subsidiary of Inverness.  The aggregate number of shares of common stock, $.001 par value, of Inverness ("Inverness Common Stock") to be issued in the Merger in exchange for the outstanding shares of Common Stock and to be reserved for the options and warrants to be assumed by Inverness is 1.9 million shares, with each share of

CUSIP No. 68859Q 10 1	13D/A	Page 3 of 6 Pages

Common Stock expected to convert into approximately 0.1241 shares of Inverness Common Stock.  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions as set forth in the Merger Agreement, including the approval of the Merger by the Company’s shareholders and the consent of certain of Inverness’ lenders.

Inverness entered into the Voting Agreement in connection with the Merger Agreement.  Pursuant to the Voting Agreement, each of the Shareholders agreed to vote, and has granted to Inverness an irrevocable proxy and power of attorney to vote, his shares of Common Stock owned as of September 6, 2002 or acquired thereafter:  (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against (x) any Acquisition Proposal and (y) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement and (iii) in favor of any other matter reasonably necessary for consummation of the transactions contemplated by the Merger Agreement.  The term "Acquisition Proposal" is defined to include any actual or proposed (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, of 15% or more of the Company’s assets, (iii) issuance, sale or other disposition by the Company of securities (or options to purchase, or securities convertible into, securities) representing 15% or more of the total votes associated with the Company’s outstanding securities, (iv) tender offer or exchange offer where any person or group obtains beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding Common Stock, (v) recapitalization, restructuring, liquidation or dissolution or (vi) similar transaction to those described in (i) – (v), but the term "Acquisition Proposal" does not include the Merger and related transactions.  The Voting Agreement also provides that each Shareholder will not take any action to directly or indirectly encumber or dispose of, or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to, any of such Shareholder’s shares of Common Stock owned as of September 6, 2002 or acquired thereafter. The Voting Agreement shall terminate immediately upon the earlier of:  (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

In connection with the execution of the Merger Agreement, Inverness and the Company also entered into the Option Agreement.  Pursuant to the Option Agreement, the Company granted Inverness an option to purchase up to approximately 19.9% of the outstanding shares of Common Stock (currently, 2,503,661 shares) at a price of $2.39 per share.  The option will become exercisable if the Merger Agreement is terminated in certain circumstances:  (i) in connection with the failure of the Company to obtain shareholder approval of the Merger, if the Company or its board of directors takes or fails to take certain actions relating to an Acquisition Proposal during the one year period after such termination of the Merger Agreement; or (ii) in which Inverness would be entitled to receive the termination amount of $1.8 million from the Company under the Merger Agreement.  The option will terminate upon the earliest to occur of:  (i) the effective time of the Merger; (ii) 90 days after the Company pays the full $1.8 million termination amount under the Merger Agreement to Inverness; (iii) 12 months after the date on which the option first becomes exercisable; or (iv) the termination of the Merger Agreement if, upon such termination, the option is not exercisable and cannot become exercisable.

CUSIP No. 68859Q 10 1	13D/A	Page 4 of 6 Pages

Additionally, the aggregate total profit that Inverness may receive upon all exercises of the option for the cash spread as described in the Option Agreement and upon all exercises of the option and subsequent sales of the shares of Common Stock received upon exercise of the option is limited to $1.8 million less any termination amount paid to Inverness by the Company under the Merger Agreement.  Inverness is also prohibited from exercising the option in circumstances where such exercise would result in Inverness exceeding this profit limit assuming that all shares of Common Stock received upon such exercise, and all other shares received upon prior exercises of the option that are still held by Inverness, are sold for a price per share equal to the closing price of the Common Stock on the immediately preceding trading day.

The purpose of the transactions contemplated by the Voting Agreement and the Option Agreement is to consummate the transactions contemplated under the Merger Agreement.
(c) Not applicable.

(d)           Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Company, until their respective successors are duly elected or appointed and qualified.  Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the Company, until their respective successors are duly appointed.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.
(f) Not applicable.

(g)           At the effective time of the Merger, the articles of incorporation of the Company shall be amended in their entirety to read as the articles of incorporation of Merger Sub (except that the name of the Company will remain Ostex International, Inc.), and such articles of incorporation will be the articles of incorporation of the Company until thereafter changed or amended in accordance with applicable law.  At the Effective Time of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, shall be the bylaws of the Company, until thereafter changed or amended as provided therein or by applicable law.

(h) - (i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.
(j) Other than described above, Inverness currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreement and Option Agreement as set forth herein are qualified in their entirety by reference to the copies of the Original Merger Agreement, the Original Voting Agreement, the Original Option Agreement, the Merger Agreement Amendment and the Voting Agreement Amendment included as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this statement, and such

CUSIP No. 68859Q 10 1	13D/A	Page 5 of 6 Pages

agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as Exhibits to this statement.

Exhibit No.		Description

+99.1	-	Directors and Executive Officers of Inverness Medical Innovations, Inc.

99.2	-

Agreement and Plan of Merger, dated as of September 6, 2002, by and among Inverness Medical Innovations, Inc., Geras Acquisition Corp. and Ostex International, Inc. (incorporated by reference to Exhibit 99.2 of Inverness Medical Innovation’s Current Report on Form 8-K filed September 9, 2002).

99.3	-

Voting Agreement, dated as of September 6, 2002, by and between Inverness Medical Innovations, Inc. and certain shareholders of Ostex International, Inc. named therein (incorporated by referenced to Exhibit 99.3 of Inverness Medical Innovations, Inc.’s Current Report on Form 8-K filed September 9, 2002).

99.4	-

Stock Option Agreement, dated as of September 6, 2002, by and between Inverness Medical Innovations, Inc. and Ostex International, Inc. (incorporated by reference to Exhibit 99.4 of Inverness Medical Innovations Inc.’s Current Report on Form 8-K filed September 9, 2002).

99.5	-

Amendment to Agreement and Plan of Merger, dated as of February 18, 2003, by and among Inverness Medical Innovations, Inc., Geras Acquisition Corp. and Ostex International, Inc. (incorporated by reference to Exhibit 99.2 of Inverness Medical Innovation’s Current Report on Form 8-K filed February 19, 2003).

99.6	-

Letter Amendment to Voting Agreement, dated as of February 18, 2003, by and among Inverness Medical Innovations, Inc., Ostex International, Inc. and certain shareholders of Ostex International, Inc. named therein (incorporated by referenced to Exhibit 99.3 of Inverness Medical Innovations, Inc.’s Current Report on Form 8-K filed February 19, 2003).

+              Previously filed

CUSIP No. 68859Q 10 1	13D/A	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Inverness Medical Innovations, Inc.

Date: February 19, 2003	By:	/s/ Paul T. Hempel
		Name:	Paul T. Hempel
		Title:	General Counsel and Secretary